Exhibit 99.2 BUILT FOR GROWTH 2018 ANNUAL REVIEW

RESULTS AT A GLANCE

ADJUSTED NET OPERATING PROFIT [1] (US$Million)

$291M



141
197
221
243
249
291
13 14 15 16 17 18

NET SALES (US$Million)

$2,055M



1,321
1,494
1,657
1,728
1,922
2,055
13 14 15 16 17 18

ADJUSTED EBIT [2] (US$Million)

$398M



181
253
304
351
354
398
13 14 15 16 17 18

ADJUSTED DILUTED EARNINGS PER SHARE [1] (US cents)

66cents



32
44
50
54
56
66
13 14 15 16 17 18

TOTAL SHAREHOLDER RETURN (%)

12%



35
48
15
22
18
12
13 14 15 16 17 18

US EBIT MARGIN [2] (%)

24%



17
21
22
26
23
24
13 14 15 16 17 18

DIVIDENDS PAID PER SHARE (US cents)

40cents



43
45
88
55
40
40
13 14 15 16 17 18

ADJUSTED RETURN ON CAPITAL EMPLOYED [2] (%)

32%



17
24
29
31
31
32
13 14 15 16 17

Please refer to the inside back cover for full footnote references.

JAMES HARDIE IS A GROWTH COMPANY. We are aggressively driving market demand for fibre cement products across all our businesses and geographies in which we operate, while actively pursuing future growth opportunities, to deliver unique returns and create long-term shareholder value. JAMES HARDIE /  BUILT FOR GROWTH 1

OPERATIONS OVERVIEW



In fiscal year 2018 we created considerable value for our investors, customers, employees and the communities where we do business. Our substantial investment in our people, plants and market development programs, has enabled James Hardie to maintain its position as a leader in the building materials industry and drive future growth opportunities and superior long-term returns.

NET SALES
(US$Million)


$2,040

$1,578M
$462M

EBIT [2]
(US$Million)


$490

$382M
$108M

EMPLOYEES
(#)

3,709


807
1,681
839
1,915
874
2,048
893
2,095
943
2,390
1,050
2,659
13
14
15
16
17
18

CAPEX SPEND
(US$Million)

$201.7M


13
14
15
16
17
18

NORTH AMERICA FIBRE CEMENT

NET SALES
US**$1,578**M
↑ **6%** from 2017

SALES VOLUME
2,239mmsf
↑ **1%** from 2017

AVERAGE NET SALES PRICE
US**$698** per msf
↑ **5%** from 2017

GROSS PROFIT
↑ **8%** from 2017

GROSS MARGIN
↑ **0.6PP** from 2017

EBIT [2]
US**$382**M
↑ **11%** from 2017

EMPLOYEES
2,659
↑ **11%** from 2017

2

KEY North America  International Research & Development Manufacturing Facilities INTERNATIONAL FIBRE CEMENT NET SALES SALES VOLUME AVERAGE NET SALES PRICE US$462M 529mmsf US$774 per msf u 12% from 2017 u 9% from 2017 Flat from 2017 GROSS PROFIT EBIT (2) EMPLOYEES u 12% from 2017 GROSS MARGIN US$108M 1,050 t 0.2PP from 2017 u 14% from 2017 u 11% from 2017 3

CHAIRMAN'S REPORT



James Hardie has made significant strides in building a stronger foundation to deliver future growth. Our fiscal year 2018 was highlighted by solving a series of challenges and delivering a strong financial result.

We have made sound progress on improving our manufacturing capacity and performance and positioning our management team for the future. We also made progress on driving our proven growth strategy, and we substantially invested in our people, plants and market development programs. As a result, we are strongly positioned to continue to deliver quality earnings and create long-term shareholder value.

Our North America segment achieved 6% top line growth and EBIT margin improved by 1.2 percentage points. Our North America segment experienced capacity constraints in fiscal year 2017 which dampened demand in fiscal year 2018. Despite this challenge our exterior volume growth improved each quarter throughout the fiscal year. We exited fiscal year 2018 with growth at our market index rate, and on track to return to primary demand growth in our targeted range by the end of fiscal year 2019. During the year we made significant investments in capacity resulting in a substantial increase in our manufacturing capacity. Additionally, we progressively improved the performance of our North America manufacturing network. The EBIT margin was 24% and returned towards the top of our target range of 20-25%, with steady improvement as the fiscal year progressed.

The International segment delivered strong results during fiscal year 2018. Net sales increased 12% due to strong volume growth in our Asia Pacific business and EBIT increased 14%, driven by a very strong performance in our Australian business.

Investing in building capability to drive long-term organic growth remains a top priority. During fiscal year 2018 we allocated capital to position our North America manufacturing network for the future, including the start-up of our Summerville (South Carolina) plant and the continued construction of a greenfield expansion project on land adjacent to our existing Tacoma (Washington) plant. We also announced our plans to build a new manufacturing plant in Prattville (Alabama).

In our International segment, we added capacity in the Philippines, and we have committed to a brownfield expansion project at our Carole Park (Australia) plant.

We have continued to make significant investment in our people and organisational capability, including expanding the breadth and depth of our already strong global management team. Zean Nielsen joined us as our Executive Vice President of Sales in August 2017 bringing with him over 20 years of experience in sales and marketing from his time with Bang and Olufsen and Tesla Motors. Additionally, Dave Merkley rejoined James Hardie in October 2016 and was promoted to Executive Vice President, Manufacturing and Engineering in November 2017. Dave was previously employed by us from 1994 until 2006 and brings 30 years of industry experience and the unique set of skills required to oversee our manufacturing operations and capacity

4

expansion. Finally, Jack Truong joined us in April 2017 as President of our International business bringing with him over 30 years of business experience from his previous senior leadership roles at Electrolux and 3M Company.

FERMACELL ACQUISITION

In April 2018 we completed the strategic acquisition of Fermacell GmbH, Europe's leading manufacturer of fibre gypsum boards. The acquisition represents a significant milestone in growing our business beyond our existing products and geographies. Fermacell has a strong European footprint and is a high quality business which shares our philosophy of driving a differentiated market position as the result of a premium fibre gypsum product. Fermacell has strong brands that stand for quality and a substantial market position that generates consistent positive cash flows.

We are excited to start realising the benefits of this strategic acquisition as it represents a major step forward in developing a meaningful position for James Hardie in Europe and a stronger platform for future fibre cement growth in the region, which has long been a strategic goal.

I would also like to welcome our more than 800 new Fermacell employees to the James Hardie group.

CAPITAL ALLOCATION AND SHAREHOLDER RETURNS

We remain committed to investing in organic growth, maintaining our ordinary dividend, and having the capacity for strategic opportunities or additional shareholder returns while maintaining a strong balance sheet.

Our underlying confidence in the strength of our businesses and the geographies in which they operate enabled the Board to declare a first half ordinary dividend of US10.0 cents and a second half ordinary dividend of US30.0 cents.

The resulting full year ordinary dividend declared of US$178.7 million, reflecting a payment of US40.0 cents per security, was in-line with the full year ordinary dividend declared and paid for fiscal year 2017 of US$177.9 million, reflecting a payment of US38.0 cents per security.

The ordinary dividend represents our commitment to provide shareholder returns within the ordinary dividend payout ratio of 50% to 70% of net operating profit, excluding asbestos adjustments.

Overall, we continue to maintain a strong balance sheet and our financial management practices remain consistent with an investment-grade rated company.

BOARD CHANGES

We also remain committed to ensuring we have a strong independent Board. During the year we added two new directors who bring strong business experience and valuable perspective to James Hardie.

Persio Lisboa was appointed to the James Hardie Board on 2 February 2018. Persio will stand for election at the 2018 Annual General Meeting (AGM). Persio has extensive senior executive experience and brings significant operating and international expertise to the Board.

Steven Simms was appointed to the James Hardie Board on 14 May 2017. Steven was elected at the 2017 AGM and has extensive senior executive experience at leading global corporations.

On 21 August 2017 the Board and I were very sad to acknowledge the passing of James Osborne, who was appointed as an independent non-executive director of James Hardie in March 2009. James was an experienced company director with a strong legal background and a considerable knowledge of international business operations in North America and Europe. The Board and I were very fortunate to benefit from his valuable contribution to the success of James Hardie for close to a decade and his insights, candour and quick wit are missed by all of us.

ASBESTOS INJURIES COMPENSATION FUND (AICF)

Due to our strong financial performance during fiscal year 2018, we will contribute approximately US$103.0 million to the AICF in July 2018. This amount represents 35% of our free cash flow for fiscal year 2018 which we are obliged to contribute as part of our commitment under the Amended and Restated Final Funding Agreement.

Including this contribution, we have provided over A$1.4 billion towards asbestos disease related compensation and medical research and education since 2001.

ANNUAL GENERAL MEETING

This year's AGM will be held on Friday 10 August 2018 in Dublin, Ireland.

Shareholders can participate via a teleconference. Details regarding the matters to be acted upon at the 2018 AGM will be contained in the Notice of Meeting and related materials.

Michael N. Hammes

Michael Hammes
Chairman

NET SALES (US$Million)

US**$2,055**M

↑ **7%** from 2017

NET CASH FROM OPERATING ACTIVITIES (US$Million)

$295M

↑ **1%** from 2017

ADJUSTED NET OPERATING PROFIT[1] (US$Million)

$291M

↑ **17%** from 2017

TOTAL SHAREHOLDER RETURN (%)

12%

↓ **6pp** from 2017

5

CEO'S REPORT



During fiscal year 2018 we solved a series of challenges and significantly strengthened the company for future growth.

Operating earnings for fiscal year 2018 were solid with strong revenue growth and cash generation, lifted by good performances in both our North American and International segments. Highlights include revenue increasing by 7%, adjusted net operating profit increasing by 17% and total shareholder return remaining strong at 12%.

In North America, revenue increased primarily due to a higher average net sales price and slightly higher volumes. Our North America segment EBIT margin was strong at 24% and was toward the top end of our target range of 20-25%. Our North America segment experienced a capacity constraint in fiscal 2017 and the first half of fiscal year 2018 that impacted volume growth and margin performance in the first half of the year. In the first half of fiscal year 2018 exterior volume growth was below our expectations and lower than market growth. In the second half of the year we began to build momentum and our exteriors volume grew in-line with our market index. As a result, for the full year 2018, our volume growth was well below our expectations and we did not increase primary demand growth.

For the management team and myself, growing above our market index and increasing primary demand growth remains one of our most important priorities. First, we are no longer capacity constrained and are in free supply, as a result of our capacity additions which added approximately 1 billion MSF of capacity during the past two fiscal years. Second, our commercial efforts are focused on winning back lost customers due to our capacity issues and we are making good traction on re-earning their business. Third, we are again focused on driving sustainable demand growth and driving market penetration against vinyl and hardboard alternatives. Finally, we are continuing to invest in our commercial organisation to ensure our people, processes and technology make James Hardie an easier company for our customers to do business with.

The Australian business delivered strong volume growth and increased market penetration. Favourable conditions in the domestic repair and remodel and single detached housing markets in the Eastern States of Australia contributed to this high quality result. The New Zealand business contributed increased net sales and volumes offset by higher production costs, primarily driven by unfavourable plant performance and higher employment and freight costs. The Philippines business delivered strong volume growth in fiscal year 2018, as we successfully won back volumes from competitor imports in the Philippines market.

OUTLOOK

We expect the steady market growth in the US housing market to continue into fiscal year 2019. The single family new construction market and repair and remodel market are expected to grow similarly to the year-on-year growth experienced in fiscal year 2018. We expect our North America segment sales volume growth to outpace overall market growth and our EBIT margin to be in our stated target range of 20-25%. This expectation is based upon the company continuing to achieve strong operating performance in our plants, stable exchange rates and a moderate inflationary trend for input costs.

Net sales from the Australian business are expected to trend in-line with the average growth of the domestic repair and remodel and single detached housing markets in the eastern states of Australia. Similarly, the New Zealand business is expected to deliver higher sales volumes supported by growth in residential markets in the North Island. Our Philippines business is expected to deliver record volume growth, albeit at a slower rate than in fiscal year 2018.

6

2018 STRATEGIC PILLARS PROGRESS

Our ability to drive profitable growth and deliver superior returns continues to be underpinned by four strategic pillars. The four pillars provide a strategic framework to invest in our people, market position, industry leading brand, and new strategic opportunities driving growth for the next decade.

PEOPLE

We are improving our organisational capability by:

- Ensuring safety is at the forefront; as we pursue a zero harm culture
- Developing and promoting our people
- Attracting top external talent
- Embracing a culture of engagement

BRAND PROMISE

We are delivering differentiated products and services by:

- An unrivalled commitment to research and development
- Maintaining our manufacturing advantage
- Delivering industry leading quality and service levels
- Investing globally in future manufacturing capability and capacity
- Leveraging technology to better improve the customer experience

NON-FIBRE CEMENT

We will continue to explore opportunities for growth beyond our existing fibre cement business by:

- Realising the future growth opportunities of Fermacell's fibre gypsum business in Europe
- Investing in fibreglass protrusion technology and our existing fibreglass window frame business
- Prioritising early stage technology where our existing core competencies around product innovation, process improvement and market development can add value

MARKET POSITION

We are aiming to grow our market share in all our businesses and geographies by:

- Growing fibre cement as a valuable substitute for wood and vinyl siding and trim in the new construction, repair and remodel and multifamily segments
- Maintaining our fibre cement category position by delivering differentiated value across all points of the supply chain through to the home owner
- Driving an increase in our share of the rigid backer board market, while extending our presence in the underlayment market to non-fiber cement categories and adjacent accessories
- Developing an international growth strategy beyond our current business, including new geographies and new products and segments. The strategic acquisition of Fermacell provides a broad European footprint and capabilities which offer the right platform to accelerate our fibre cement business growth in Europe and also diversifies our geographic, product and end-market portfolio
- Utilising a segmented approach to brand positioning and strategic pricing

SUMMARY

James Hardie is a company built for growth and we continue to improve our capabilities. As we deliver on our four strategic pillars we are confident in driving growth for the next decade while delivering superior returns.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REVIEW

SUSTAINABILITY PRACTICES

The foundation of James Hardie's sustainability initiative starts with our innovative products which have an extended lifespan that require minimal maintenance and can be used in energy efficient buildings. These incorporate product design, manufacturing processes and logistics resulting in a holistic approach toward sustainability.

- **Sustainable Product Design**

  Our products are manufactured with a focus on reducing their environmental impact, using sustainable and low toxicity products with minimal volatile organic compounds (VOCs). We have continued to invest heavily in the development and design of fibre cement products and other building product materials that are durable, low maintenance and energy efficient.

- **Sustainable Manufacturing Processes**

  Our manufacturing facilities in Virginia, Illinois and Nevada continue to maintain the internationally recognised ISO 14001 certification with recent upgrade to the new 2015 standards. In addition, our global environmental policy mandates all of our manufacturing facilities implement ISO 14001 best practices. As such, the rest of the manufacturing locations worldwide operate in conformance with our global environmental policy.

  Emissions Reductions and Controls
  Aligned with our effort and focus to meet or exceed all applicable environmental regulations and requirements, we have implemented effective environmental control systems such as high efficiency dust collectors at each facility worldwide. Our new Tacoma plant expansion, which we expect to commission in fiscal year 2019, will include state of the art material handling equipment and water treatment facilities which will continue to reduce our environmental footprint.

  Resource Conservation and Waste Minimisation
  Another key area of focus is the practice of recycling raw materials that are used in our manufacturing process, which include water, sludge, and dust. In addition, we continue to make energy efficient infrastructural improvements at our facilities, such as LED lights which dramatically reduce overall electricity use. Our Asia Pacific operations are undergoing an infrastructural upgrade as well which will result in improved energy efficiency across the region.

  A highlight of our waste minimisation efforts over the past year was our Reno, Nevada manufacturing facility's partnership with a local mining company to secure the environmental permits necessary to allow us to beneficially reuse our treated process water effluent for the purpose of controlling dust across their operations. The joint initiative had the added benefit of not only allowing the mining company to avoid pumping ground water thereby reducing their energy use, but also preserving valuable groundwater at this arid location. The success of this project has encouraged us to look for other similar opportunities.

- **Sustainable Approach to Logistics**

  Raw Materials Use
  The majority of raw materials used in our manufacturing process are sourced from local or regional suppliers in close proximity to each manufacturing facility. As a consequence, our operations benefit from minimising fuel and maximising transport efficiency and reduces our facilities' impact on the environment. This approach is a key factor that has been incorporated into our long-term planning for future manufacturing locations. Further, James Hardie does not use any conflict minerals in the manufacturing of our products.

  Product Distribution
  By strategically locating our manufacturing facilities near key markets, we minimise the overall shipping distances of our products and thus reduce our carbon footprint associated with downstream product distribution.

ISO14001 CERTIFIED

ISO 14001 is the international standard that specifies requirements for an effective environmental management system (EMS).

ENVIRONMENTAL MANAGEMENT PRINCIPLES We maintain a comprehensive environmental management system in support of our stated environmental policy which is designed to help reduce our global environmental impact. Whenever possible, we seek to use renewable and recyclable resources, practice appropriate conservation techniques and take steps to protect the environment against pollution. In fiscal year 2018, we began reporting global carbon emissions via the Carbon Disclosure Project (CDP) reporting platform. James Hardie is committed to the continued improvement of its environmental performance as evidenced by the upgrade to the new ISO 14001‑2015 global standard. The new standard increases engagement with all stakeholders in the value chain, including key vendors, via life cycle analysis to ensure we positively influence our supply chain partners. To assist, a third‑party EHS management system was purchased in fiscal year 2018 and is currently being implemented across the organisation. 9

WORKPLACE SAFETY

We are committed to providing a safe working environment for every employee. In fiscal year 2018, our global Incident Rate and Days Away, Restricted or Transferred (DART) rates were 1.1 and 0.5 respectively, compared to 4.0 and 2.2 for all general manufacturing industries – a result consistent with the low industry average that we have maintained for the past decade.

During fiscal year 2018, we strengthened our focus on our *Zero Harm Culture* initiative, adopted by our executive leadership team, recognising that a single incident that results in physical harm to an employee is one too many. To ensure the inclusion of our employees, we have established the Safety Culture Steering Committee – a team made up of a broad cross-section of employees from each plant and representatives from various corporate manufacturing and support functions.

The Safety Culture Steering Committee developed a multi-year plan on how to achieve our *Zero Harm Culture* goal with emphasis placed on a number of safety activities such as:

- SafeStart® and Milliken Safety Way® training for manufacturing employees and management team members;
- Sustainable housekeeping in manufacturing plants;
- Installation of additional dust capture controls to ensure compliance with the new OSHA Silica Rule;
- Inclusion of intensive EHS analysis in all plant process modifications and expansion projects;
- Global standardisation and optimisation of safety procedures and processes to ensure minimum standards are implemented across world-wide operations; and
- Implementation of a streamlined EHS Management System that provides the structure and guidance to support and direct expected behaviours for the business.

THE ZERO HARM SAFETY CULTURE IS DEFINED AS:

To become a World-Class Safety Organisation focused on Safe People, Safe Plants, and Safe Systems to drive a Zero-Harm Culture

SAFE PEOPLE

Committed and Passionate Safety Leaders

Team Members who are empowered and engaged

Visible Commitment 24/7/365

SAFE SYSTEMS

Provide the structure for Zero Harm

Sets clear Standards and Expectations

Real time data to support risk reduction and continuous improvement

SAFE PEOPLE
JAMES
ZERO
HARM
HARDIE
SAFE SYSTEMS
SAFE PLACES

SAFE PLACES

World Class Facilities

A focus on continuous improvement through safety in design

Housekeeping as the barometer of safety

SOCIAL RESPONSIBILITY Operate with Respect is a core value that is shared In fiscal year 2018, the company and our employees globally by all James Hardie employees and reflected in contributed to the following charitable organisations: the company’s focus on social responsibility. Through our §§ Habitat for Humanity, in the form of materials, tools and labor Charitable Giving Program, we seek to have a positive to housing projects at various locations across the country social impact in the communities where we operate and §§ Hurricane Harvey, Irma and Maria Relief fund drives in our markets by actively participating in charitable and §§ Lower Nine organisation, a non‑profit organisation humanitarian activities and projects. Every employee dedicated to the long-term recovery of the Lower Ninth and each of our facilities is encouraged to support local Ward of New Orleans charitable efforts that align with the company’s dual vision §§ A Soldier’s Journey Home of (1) meeting the basic needs of at-risk individuals and families by helping them gain stability and self-sufficiency §§ Toys for Tots and (2) enhancing a community’s vitality through the §§ Relay for Life support of organisations that serve our communities or §§ Tacoma Rescue Mission create and foster economic and environmental vitality. Our §§ Product donations to schools commitment can be in the form of matching financial gifts §§ Donation of school supplies and material to foster made or time volunteered by our employees, as well as homes and shelters through the donation of James Hardie products. §§ Philippines medical out-reach program donating medical supplies to local displaced people 11

ASBESTOS FUNDING

During July 2018, James Hardie will contribute approximately US$103.0 million to the Asbestos Injuries Compensation Fund (AICF).

This amount represents 35% of James Hardie's free cash flow for fiscal year 2018, which James Hardie is obliged to contribute as part of its commitment under the Amended and Restated Final Funding Agreement (AFFA).

Including its July 2018 contribution, James Hardie has provided over A$1.4 billion towards asbestos compensation and medical research and education since 2001.

James Hardie continues to contribute to medical research through the Asbestos Diseases Research Foundation (ADRF), which was established in 2006 as a charitable, not-for-profit organisation dedicated to assist and support the research efforts into asbestos-related diseases. The ADRF established and operates the Asbestos Diseases Research Institute (ADRI), a dedicated research institute. More information regarding the ADRI and ADRF can be obtained on their website (www.adri.org.au).

Additionally James Hardie is the primary supporter of Australia's largest educational campaign regarding the risks associated with asbestos. The educational campaign is aimed at educating home renovators about asbestos hazards in the built environment. An example of the Asbestos Education Committee's work can be found on their website (www.asbestosawareness.com.au).

ANNUAL ACTUARIAL ASSESSMENT

KPMG Actuarial conducts an annual actuarial assessment of AICF's liabilities as a regular update of projections in line with actual claims experience and the claims outlook.

James Hardie received an updated actuarial report from KPMG Actuarial at 31 March 2018, which showed the undiscounted and uninflated central estimate net of insurance recoveries increased from A$1.386 billion at 31 March 2017 to A$1.443 billion at 31 March 2018.

James Hardie discloses summary information on claims numbers as part of its quarterly results releases. For additional information, please see the full 2018 actuarial report of KPMG Actuarial, which is available on our Investor Relations website (www.ir.jameshardie.com.au).



12

2018 KEY DATES AND CALENDAR

31 MARCH	END OF JAMES HARDIE INDUSTRIES PLC FISCAL YEAR 2018
22 MAY	FY18 Quarter 4 and Full Year results and management presentation
23 MAY	Annual Review released
8 AUGUST	Voting Instruction Forms close 10.00am (Irish Standard Time) / 7.00pm (Australian Eastern Standard Time) for Annual General Meeting
10 AUGUST	Annual General Meeting, Dublin
10 AUGUST	FY19 Quarter 1 results and management presentation
8 NOVEMBER	FY19 Quarter 2 and Half Year results and management presentation

CORPORATE HEADQUARTERS

Europa House, Second Floor
Harcourt Centre
Harcourt Street, Dublin 2, Ireland
Telephone +353 1 411 6924
Facsimile +353 1 479 1128

ANNUAL GENERAL MEETING (AGM)

The 2018 AGM of James Hardie Industries plc will be held in Dublin, Ireland, at 7.00am (Irish Standard Time), on Friday, 10 August 2018. The AGM will be broadcast via a teleconference at 4.00pm (Australian Eastern Standard Time). Further details will be set out in the Notice of Annual General Meeting 2018.

SHARE/CUFS REGISTRY

James Hardie Industries plc's registry is managed by Computershare. All enquiries and correspondence regarding holdings should be directed to:

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide SA 5000

Or

GPO Box 2975
Melbourne VIC 3001

Telephone within Australia: 1300 850 505
Telephone outside Australia: +61 (0) 3 9415 4000

Website: www.computershare.com

James Hardie Industries plc
(ARBN 097 829 895)

Incorporated in Ireland with its registered office at Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.

™ or ® denotes a trademark or Registered mark owned by James Hardie Technology Ltd.

©2018. James Hardie Industries plc.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Review may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. James Hardie uses such words as "believe," "anticipate," "plan," "expect," "intend," "target,", "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue," "may," "objective," "outlook," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on James Hardie's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company's control. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this Annual Review, including, among others, the risks and uncertainties set forth in Section 3 "Risk Factors" in James Hardie's Annual Report on Form 20-F for the year ended 31 March 2018; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Annual Review and James Hardie does not assume any obligation to update them, except as required by law. Investors are encouraged to review James Hardie's Annual Report on Form 20-F, and specifically the risk factors discussed therein, as it contains important disclosures regarding the risks attendant to investing in our securities.

NON-GAAP FINANCIAL INFORMATION

This Annual Review contains financial measures that are not considered a measure of financial performance under US GAAP and should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of James Hardie's competitors and may not be directly comparable to similarly titled measures of James Hardie's competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Annual Review, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the sections titled "Definition and Other Terms" and "Non-US GAAP Financial Measures" included in James Hardie's Management's Analysis of Results for the fourth quarter and twelve months ended 31 March 2018.

FINANCIAL FOOTNOTES

(1) Unless otherwise stated for fiscal years 2018, 2017, 2016, 2015, 2014 and 2013 Adjusted Net Operating Profit graphs and editorial comments throughout this report refer to results from operations that may exclude asbestos, asset impairments, ASIC expenses, New Zealand weathertightness claims, tax adjustments, loss on early debt extinguishment and Fermacell acquisition costs.

(2) Unless otherwise stated for fiscal years 2018, 2017, 2016, 2015, 2014 and 2013 Adjusted EBIT graphs and editorial comments throughout this report refer to EBIT that may exclude asbestos, asset impairments, ASIC expenses, New Zealand weathertightness claims and Fermacell acquisition costs.

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